SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                       Rick's Cabaret International, Inc.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, par value $0.01
                          -----------------------------
                         (Title of Class of Securities)

                                   765641-30 3
                                   -----------
                                 (CUSIP Number)

  Eric Langan, 505 North Belt, Suite 630, Houston, Texas 77060, (281) 820-1181
  ----------------------------------------------------------------------------
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 29, 1999
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of ''240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the
following  box.                                                              |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See '240,13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  765641-30  3                                         Page  2  of  6
            ------------

(1) Name of Reporting Person and IRS Identification No. of Above Person:

                                Eric Scott Langan

(2) Check the Appropriate Box if a Member of a Group (See Instructions).

                                                                  (a)        |X|
                                                                  (b)        |_|

(3) SEC Use Only

(4) Source of Funds (See Instructions)

                                       AF

(5) Check if Disclosure of Legal  Proceeding
    is Required Pursuant to Items 2(d)or 2(e).                               |_|

(6) Citizenship or Place of Organization

                                     U.S.A.

Number     (7)     Sole  Voting  Power
of                                  207,406
Shares
Bene-
ficially   (8)     Shared  Voting  Power
Owned                               566,732
by
Each
Report-    (9)     Sole  Dispositive  Power
ing                                 207,406
Person
With:
          (10)     Shared  Dispositive  Power
                                    566,732

(11) Aggregate Amount Owned by Each Reporting Person
                                    774,138


(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)                                                           |_|

CUSIP  No.  765641-30  3                                          Page  3  of  6
            ------------

(13)     Percent  of  Class  Represented  by  Amount  in  Row  (11)

                                      24.1%


(14)     Type  of  Reporting  Person
                                       IN

CUSIP  No. 765641-30  3                                           Page  4  of  6
           ------------

ITEM  1    Security  and  Issuer

     This statement is filed with respect to shares of common stock par value $0.01 (the "Shares") of Rick's Cabaret International, Inc. (the "Company", "Rick's" or the "Issuer"), whose address is 505 North Belt, Suite 630, Houston, Texas 77060. The shares described herein take into account the reverse split with respect to the Company's 2:1 reverse split effective March 15, 1999.

ITEM  2.    Identity  and  Background

          (a)  Eric Scott Langan

          (b)  Business address: 505 North Belt, Suite 630, Houston, Texas 77060

          (c) Director and President of Rick's, and Director and President of Taurus Entertainment Companies, Inc. ("Taurus"). The address of Rick's and Taurus is 505 North Belt, Suite 630, Houston, Texas 77060. Mr. Langan is also the General Partner of E.S. Langan, L.P. at the same address.

          (d)  No.
          (e)  No.
          (f)  U.S.A.

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration

     On August 11, 1998, Rick's and Mr. Langan entered into a Stock Exchange Agreement which provided for the acquisition by Rick's of certain shares of Taurus owned by Mr. Langan in exchange for 402,146 shares of Rick's, which, after the reverse split of March 15, 1999, equals 201,073 shares.

     On August 14, 1999, Mr. Langan purchased a total of 665 shares for cash in market transactions, which, after the reverse split of March 15, 1999, equals 333 shares.

     On January 13, 14, & 15, 1999, Mr. Langan purchased a total of 104,400 shares for cash in market transactions, which, after the reverse split of March 15, 1999, equals 52,200 shares. Of these shares, 92,400 are owned indirectly through E.S. Langan, L.P., which, after the reverse split of March 15, 1999, equals 46,200 shares.

     On March 29, 1999, E. S. Langan, L. P. purchased a total of 1,041,064 shares, which, after the reverse split of March 15, 1999, equals 520,532 shares, for cash and promissory notes in a private transaction. These shares are owned indirectly by Mr. Langan, who is the General Partner of E.S. Langan, L.P. E.S. Langan, L.P. has filed a separate Form 13D. Mr. Langan and E.S. Langan, L.P. are a group.

CUSIP  No.  765641-30  3                                          Page  5  of  6
            ------------

ITEM  4.     Purpose  of  Transaction

     Mr. Langan made these transactions as investments in an industry in which Mr. Langan has invested in the past. Mr. Langan is a Director and the President of Rick's.

(a) Mr. Langan may, from time to time, acquire additional securities of the Company for investment purposes. In connection with Mr. Langan's position as Director and President of Rick's, Mr. Langan may receive options to acquire shares of common stock of Rick's.

(b) Mr. Langan has no present plans or proposals for an extraordinary corporate transaction involving the Company.

     E. S. Langan L.P. acquired the shares in the March 29, 1999 transaction from Robert L. Watters, who resigned as President of Rick's. Mr. Langan is the General Partner of E.S. Langan, L.P. Also on March 29, 1999, Mr. Watters acquired a subsidiary of Rick's, RCI Entertainment Louisiana, Inc., which was reported by Rick's on a Form 8-K dated March 29, 1999.

(c) Mr. Langan has no present plans or proposals involving the sale or transfer of a material amount of assets of the Company or any of its subsidiaries.

(d) Mr. Langan has plans to add Board members, but no plans or proposals to change the term of directors. Mr. Langan was appointed as President of Rick's on March 29, 1999. Mr. Langan continues to be a Director.

(e) Mr. Langan has no present plans or proposals for material change in the present capitalization or dividend policy of the Company.

(f) Mr. Langan has no present plans or proposals for a material change in the Company's business or corporate structure.

(g) Mr. Langan has no present plans or proposals for changes in the Company's charter or bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

(h) Mr. Langan has no present plans or proposals for causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

(i) Mr. Langan has no present plans or proposals for a class of securities of the Company becoming eligible for termination of registration pursuant to
Section  12(g)(4)  of  the  Act.

(j) Mr. Langan has no present plans or proposals for any actions similar to those enumerated above.

CUSIP  No.  765641-30  3                                          Page  6  of  6
            ------------

ITEM  5.     Interest  in  Securities  of  the  Issuer

     (a) Mr. Langan is the beneficial owner directly or indirectly of 1,548,275 Shares of the Company, which, after the reverse split of March 15, 1999, equals 774,138 shares and which represents 24.1% of the class of securities.


     (b) Mr. Langan has sole voting and dispositive power for 414,811 Shares of the Company, which, after the reverse split of March 15, 1999, equals 207,406 shares.

          Mr. Langan has shared voting and dispositive power for 1,133,464 Shares of the Company, which, after the reverse split of March 15, 1999, equals 566,732 shares.

     (c)  None.

     (d) E.S. Langan, L.P. has the right to receive and power to direct receipt of dividends from or the proceeds from the sale of 1,133,464 Shares, which, after the reverse split of March 15, 1999, equals 566,732 shares.

     (e)  Not applicable.

ITEM 6. Contract, Agreements, Understandings or Relationships with Respect to Securities of the Issuer

          Mr. Langan, as General Partner of E. S. Langan, L.P., has voting rights for E. S. Langan, L.P. and as such, Mr. Langan and E. S. Langan, L.P. will vote as a group. Mr. Langan and Rick's entered into an Employment Agreement in connection with the appointment of Mr. Langan as a Director and Vice-president-Operations of Rick's which provides for the issuance by Rick's to Mr. Langan of options for up to 250,000 shares of common stock of Ricks, which, after the reverse split of March 15, 1999, equals 125,000 options.

ITEM  7.  Material  to  be  Filed  as  Exhibits

          None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April  6,  1999                              /s/     Eric  Scott  Langan
---------------                                      -------------------
           Date                                      Eric  Scott  Langan